OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

May 23, 2016

Via Electronic Transmission

Mr. Keith Gregory, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Gregory:

Below please find a response to your comments received, via phone conference, on May 17, 2016 to the Registration Statement on Form N-1A (the “Registration Statement”) for Oppenheimer Macquarie Global Infrastructure Fund (the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on May 16, 2016. For your convenience, we have included your comments in italics, followed by our response. The captions used below correspond to the captions the Registrant uses in the Registration Statement and defined terms have the meanings defined therein.

We understand from our conversation that once the SEC staff acknowledges that the revisions satisfy its comments, we may implement the revisions in a filing under Rule 497, without a need to file another amendment under EDGAR N-1A/A.

PROSPECTUS

Example

1.	Please supplementally confirm that the example reflects fee waivers only for year one. If so, please revise relevant disclosure in the example narrative to reflect that fact. The sentence that should be revised, if necessary, is “[a]ny applicable fee waivers and/or expense reimbursements are reflected in the below examples for the period during which such fee waivers and/or expense reimbursements are in effect.”

The Fund confirms that the example reflects fee waivers only for year one. The disclosure has been revised accordingly.

The Fund’s Performance

2.	Confirm supplementally that the S&P Global Infrastructure Index will be the Fund’s additional index and if not, provide the name of the intended additional index.

The Fund confirms that the S&P Global Infrastructure Index is its additional index.

Principal Investment Strategies

3.	The second sentence of the disclosure indicates that specialized REITs do not generate a majority of their revenue from real estate rental and leasing operations. However, the first sentence indicates that such REITs are engaged in, inter alia, leasing of properties. We also note that certain types of specialized REITs derive most, if not all, of their revenue and income from rental and/or leasing of pipelines, co-location and other types of data centers, storage and other unique leasing arrangements. Please address this inconsistency and revise the disclosure.

The disclosure has been revised.

Other Investment Strategies and Risks

4.	Exchange-Traded Funds. Please disclose that the market price of an Exchange-Traded Fund may also be more than its net asset value (e.g., trade at a premium).

The disclosure has been revised.

Appendix – Prior Performance of Similarly Managed Accounts

5.	In the first paragraph replace “managing accounts” with “managing all accounts” or “managing all private accounts and registered investment companies”, as appropriate

The disclosure has been revised.

6.	In the second paragraph, please insert “deduction of all fees and expenses,” including prior to the term “management” in lines 5 and 7. It should go after the word “after…”

The disclosure has been revised

7.	Please supplementally confirm that the GIPS performance figures reflect all fees and expenses of the composite. If not, please restate such figures to accurately reflect all fees and expenses of the composite in the GIPS performance data.

The Fund confirms that the GIPS performance figures reflect all fees and expenses of the composite.

8.	In paragraph 5, the second sentence, replace “accounts” with private accounts and registered investment companies.

The disclosure has been revised.

9.	In the first chart (average annual total returns), please insert a parenthetical next to composite line item stating net of all fees and expenses. In the alternative, the registrant may insert a parenthetical using just the word “net”.

The disclosure has been revised.

10.	In the second chart (MCIM Global Listed Infrastructure Composite), please move the net total return column before the gross total return column. The net total return column should appear more prominent than the gross return column.

The chart has been revised.

11.	In the first chart (average annual total return table), please move the broad based index, MSCI World (Net TR) Index, above S&P Global Infrastructure Index. The broad based index should appear before the secondary index.

The chart has been revised.

12.	Please represent supplementally and/or confirm that the Registrant has the records necessary to support the calculation of the prior performance information as required by Rule 204-2(a)16 under the Investment Advisers Act. If the Registrant cannot make the representation, please delete prior performance information in its entirety. Please note the rules and regulations regarding misleading information in a registration statement.

It is confirmed that the Registrant has the records, or have ready access, to the records necessary to support the calculation of prior performance as required by Rule 204-2(a)(16) under the Investment Advisers Act.

SAI

Portfolio Holdings

13.	Please supplementally explain why market research services are provided with portfolio holdings information. In your response, please clarify whether or not such entities are subject to confidentiality and prohibition of trading agreements.

Upon our review of the disclosure and its intent, the use of the term "market research services" was intended to get at the types of "Rating/ranking organizations", as described in the seventh bullet of the first series of bullets in the disclosure. Accordingly, we have deleted the term "market research services" entirely and added the parenthetical "(such as Lipper and Morningstar)" in the seventh bullet.

Proxy Voting Guidelines

14.	Disclosure indicates MCIM will vote according to ISS established guidelines. Please attach such guidelines to the registration statement. In the alternative, please summarize by topic and/or subject each ISS proxy voting policy that MCIM will follow when voting proxies on behalf of Fund shareholders.

The disclosure has been revised.

The Fund hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Taylor V. Edwards
OFI Global Asset Management, Inc.
225 Liberty Street
New York, New York 10281-1008
212-323-0310
tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards

Taylor V. Edwards
Vice President & Senior Counsel

cc:	Cynthia Lo Bessette, Esq.
Michael Sternhell, Esq.
Ed Gizzi, Esq.
Kramer Levin Naftalis & Frankel LLP